FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           December 3 , 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	3rd December 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about December 3, 2002

Item 3.	Press Release

December 3, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Announces Initial Flow Results at Kahili-1B Wellington, New Zealand – December 03, 2002--/PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that flow testing of the topmost 50 feet (15m) of the Tariki Sandstones in the Kahili-1B well commenced earlier today. Casing was perforated over the interval from 9264 feet (2824m) to 9314 feet(2839m), and during a 2 ½ hour flow period, despite flow being constrained through a ½” choke, the well flowed at rates of 5 million cubic foot of gas per day. Further improvements in well productivity are expected as the well continues to clean up, and is flowed on larger choke sizes. From the colour of the flare (see www.indopacific.com) and the oil producedduring initial flow, the gas is rich in condensates (light, premium value oil), although at this time no stabilised ratios of gas to condensate are available. Following a pressure buildup survey; a multi rate test of the well will be conducted, consisting of 8 hour flows on four different choke sizes, followed by a 72 hour pressure buildup, to provide data relevant to long term productivity and reserves.

Item 5.	Full Description of Material Change

Indo-Pacific Announces Initial Flow Results at Kahili-1B Wellington, New Zealand – December 03, 2002--/PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB:

2

INDOF) announces that flow testing of the topmost 50 feet (15m) of the Tariki Sandstones in the Kahili-1B well commenced earlier today. Casing was perforated over the interval from 9264 feet (2824m) to 9314 feet (2839m), and during a 2 ½ hour flow period, despite flow being constrained through a ½” choke, the well flowed at rates of 5 million cubic foot of gas per day. Further improvements in well productivity are expected as the well continues to clean up, and is flowed on larger choke sizes. From the colour of the flare (see www.indopacific.com) and the oil produced during initial flow, the gas is rich in condensates (light, premium value oil), although at this time no stabilised ratios of gas to condensate are available. Following a pressure buildup survey; a multi rate test of the well will be conducted, consisting of 8 hour flows on four different choke sizes, followed by a 72 hour pressure buildup, to provide data relevant to long term productivity and reserves.

The Kahili-1 site is situated 2 ½ miles from a pipeline tie to Swift Energy’s TAWN processing facilities, and 5 miles from a similar tie-in to Todd Energy’s McKee processing facilities; while a potential tie to NGC’s raw gas pipeline is a similar distance. Proximity to 33kV power lines also offers the opportunity to use gas for electricity generation. Both the New Zealand gas and electricity markets are presently undergoing strong market growth, with corresponding strengthening in gas and electricity prices.

Indo-Pacific CEO David Bennett commented ‘We are very pleased with these initial flow results; and following completion of our flow tests we will be working with our partners to bring the Kahili field into profitable production without delay’

Indo-Pacific Energy Ltd., through two subsidiary companies, holds 45% of Kahili and the PEP 38736 permit, and is operator of the project. A further release will be made upon completion of flow tests in five days time.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 3, 2002	/s/ David Bennett
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Announces Initial Flow Results at Kahili-1B

Wellington, New Zealand – December 03, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that flow testing of the topmost 50 feet (15m) of the Tariki Sandstones in the Kahili-1B well commenced earlier today. Casing was perforated over the interval from 9264 feet (2824m) to 9314 feet (2839m), and during a 2 ½ hour flow period, despite flow being constrained through a ½” choke, the well flowed at rates of 5 million cubic foot of gas per day. Further improvements in well productivity are expected as the well continues to clean up, and is flowed on larger choke sizes. From the colour of the flare (see www.indopacific.com) and the oil produced during initial flow, the gas is rich in condensates (light, premium value oil), although at this time no stabilised ratios of gas to condensate are available. Following a pressure buildup survey; a multi rate test of the well will be conducted, consisting of 8 hour flows on four different choke sizes, followed by a 72 hour pressure buildup, to provide data relevant to long term productivity and reserves.

The Kahili-1 site is situated 2 ½ miles from a pipeline tie to Swift Energy’s TAWN processing facilities, and 5 miles from a similar tie-in to Todd Energy’s McKee processing facilities; while a potential tie to NGC’s raw gas pipeline is a similar distance. Proximity to 33kV power lines also offers the opportunity to use gas for electricity generation. Both the New Zealand gas and electricity markets are presently undergoing strong market growth, with corresponding strengthening in gas and electricity prices.

Indo-Pacific CEO David Bennett commented ‘We are very pleased with these initial flow results; and following completion of our flow tests we will be working with our partners to bring the Kahili field into profitable production without delay’

Indo-Pacific Energy Ltd., through two subsidiary companies, holds 45% of Kahili and the PEP 38736 permit, and is operator of the project. A further release will be made upon completion of flow tests in five days time.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.